Filed by Cascade Bancorp
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Home Federal Bancorp, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-192865

The following information was posted on an intranet site available to employees of Home Federal Bancorp and Cascade Bancorp on January 22, 2014.

GENERAL QUESTIONS

When do you expect that the merger be officially closed?
The merger is expected to close by the end of the first quarter of 2014, with systems conversion anticipated in the second quarter. The closing of the merger is subject to regulatory approval, SEC approval, approval by the shareholders of both Bank of the Cascades and Home Federal Bank, and other customary conditions of closing.

Will the organizational structure change?
The organization structure is being thoroughly reviewed to ensure the structure is designed to support the new company’s vision and business strategy. We anticipate there will be some organizational changes. Bank of the Cascades is a dynamic company, constantly striving to exceed employee, customer and shareholder expectations. Therefore, we will continue to refine bank-wide strategies, bring new products and services to the market and seek more effective ways to serve our customers.

Will there be job eliminations? Will any locations or departments be closed?
Decisions about staffing will be carefully evaluated to ensure the most effective and efficient future organization. Areas of redundancy, largely anticipated to be in the administrative areas will be closely reviewed. There will be some job eliminations, and for those individuals affected, we will strive to provide as much notice as possible. A careful review of the business needs and staffing requirements will be completed in the next couple months. If reductions happen in your area, they will take place after the closing date. Individual employees impacted will be eligible for severance benefits.

What about computer systems?
At some point in the future, there will be a conversion for Home Federal Bank to Bank of the Cascades Core System. The core conversion is scheduled for Memorial Day Week-end, May 24-26 assuming we remain on the current timeline of events. Everyone will be thoroughly trained to ensure we continue to provide the best service to our customers. We will continue to provide updates about other possible system conversions as those decisions are made.

How will the merger change the products/services offered to clients?
In the coming weeks, we will analyze the products/services offered to ensure strategic alignment and appropriate product mix.

What should we be doing right now? What should we say to our customers if they ask about the merger?
It is business as usual! We should all continue to focus on satisfying our customers’ financial needs and provide excellent service through every interaction.

EMPLOYEE INFORMATION – HOME FEDERAL BANK EMPLOYEES - JOBS/BENEFITS/SENIORITY

Will my years of service be recognized in the new organization?
Yes. You will keep the original/seniority hire date you have with Home Federal. Your benefits and seniority will be calculated from your hire date with Home Federal.

What will happen to my medical/dental/vision benefits?
Prior to the closing date of the merger, everything will remain the same. After close, Bank of the Cascades intends to maintain the Home Federal Bank benefit plans through 2014. Home Federal Bank employees currently participating under these plans will be considered “grandfathered”, meaning current coverage and premium rates will remain unchanged through 2014.

Will job title stay the same?
Bank of the Cascades will be reviewing job titles for consistency so there may be changes in job titles in the future after closing of the merger.

As a Home Federal Bank team member will I have priority when it comes to job postings? How will I find out about career opportunities?
For any posted job openings, a Home Federal team member that meets the requirements of the job and has a good performance history in their current position will be considered for the job.
Bank of the Cascades posts open positions through a company-wide intranet as well as on the Company Internet.

When is payday, and how often is it?
After the close of the merger, all team members will transition to Bank of the Cascade’s payroll system. Bank of the Cascades processes payroll on a semi-monthly basis, with pay dates on the 15th and the end of the month. We will provide additional information as we work through the details of the payroll process and transition.
Automatic deposit is available and preferred through Bank of the Cascades. Your current direct deposit information will transfer to Bank of the Cascades. If you would like to make changes to your direct deposit(s), you will need to complete a new direct deposit form.

What happens to my PTO hours I have accrued and haven’t used?
We are currently reviewing leave policies at both Banks and evaluating the best options for conversion. You will not lose accrued and unused PTO earned while employed at Home Federal Bank.

Do Bank of the Cascades team members receive free checking accounts and checks?
Yes, Bank of the Cascades offers its team members many free products and services. Including free checking, savings, checks, online banking and bill pay, safe deposit box (where available), stop payments, outgoing wire transfers and some discounts on credit products.

RETIREMENT PLANS AND STOCK INFORMATION

Will there be a retirement plan of some type? Will there be a company match?
Bank of the Cascades provides a 401(k) retirement plan with an employer match on a payroll to payroll basis. You will be provided with more information before the closing date.

Remember – you are keeping your original hire date for eligibility purposes!!

What will happen to my 401(k)/KSOP plan? What will happen with my existing 401(k) balances?

The Home Federal Bank 401(k) and Employee Stock Ownership Plan (KSOP) will operate as usual until after the close of the merger. You can continue to contribute to the KSOP through merger close and a pro-rated employer match and ESOP allocation will be made after the closing date of the merger. Additional information regarding the plan will be provided in the near future.

How will my 401(k) loan be handled?
We are in the process of evaluating the administrative options available.

What Holidays will be recognized in the new organization?
Bank of the Cascades observes the same ten legal holidays as Home Federal Bank.

Will I be receiving more information?
Absolutely! As more information becomes available, we will keep you informed.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Cascade Bancorp ("Cascade") cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cascade and Home Federal Bancorp, Inc. ("Home"), including future financial and operating results, Cascade’s or Home’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite Cascade and Home shareholder approvals; (ii) the risk that Cascade or Home may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) general worldwide economic conditions and related uncertainties; (x) liquidity risk affecting Cascade’s ability to meet its obligations when they come due; (xi) excessive loan losses; (xii) the effect of changes in governmental regulations; and (xiii) other factors we discuss or refer to in the “Risk Factors” section of Cascade’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 29, 2013. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the preliminary Registration Statement on Form S-4 (registration statement number 333-192865) that was filed with the SEC on December 16, 2013 in connection with the merger. Additional risks and uncertainties are identified and discussed in Cascade’s and Home’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Cascade nor Home undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Merger and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger (registration statement number 333-192865) between Cascade and Home, Cascade has filed with the SEC a preliminary Registration Statement on Form S-4, which includes a joint proxy statement of Cascade and Home that also constitutes a prospectus. After the registration statement has been declared effective by the SEC, Cascade and Home will deliver a definitive joint proxy statement/prospectus to their respective shareholders. Cascade and Home urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) Cascade’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) Cascade upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii) Home’s website (www.myhomefed.com/ir) under the heading “SEC Filings, Ownership and Forms;” or (iv) Home upon written request to Home Federal Bancorp, Inc., Attn: Eric S. Nadeau, CFO, 500 12th Avenue South, Nampa, Idaho 83651.
Participants in the Solicitation

Cascade, Home and their respective directors and executive officers may be soliciting proxies from Cascade and Home shareholders in favor of the proposed merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cascade and Home shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise is set forth in the preliminary joint proxy statement/prospectus filed with the SEC on December 16, 2013. You can find information about Cascade’s directors and executive officers in Cascade’s definitive proxy statement filed with the SEC on March 27, 2013 for its 2013 Annual Meeting of Shareholders. You can find information about Home’s directors and executive officers in Home’s definitive proxy statement filed with the SEC on April 19, 2013. Additional information about Cascade’s directors and executive officers and Home’s directors and executive officers can also be found in the above-referenced preliminary Registration Statement on Form S-4 filed with the SEC on December 16, 2013. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from Cascade and Home using the contact information above.